Mail Stop 4561

October 3, 2007

Charles B. Westling
President and Chief Executive Officer
Datalink Corporation
8170 Upland Circle
Chanhassen, Minnesota 55317-8589
(952) 944-3462

> **Re:**   **Datalink Corporation (File No. 000-29758)**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**

Dear Mr. Westling,

      We have reviewed the above referenced filings and your response letter filed September 14, 2007 and have the following comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 39

1.   You indicate in response to prior comment 1 that you report installation and consulting services on the face of the statements of operations based on the amount on your customer's purchase order. You further state that the amount in your customer orders represents the fair value of your services. Explain in greater detail why you believe the use of this amount represents a reasonable basis for the

allocation to service revenue. That is, explain why this amount is representative of fair value of the service. Clarify whether the amount is the residual amount after the fee has been allocated to the other components that have evidence of fair value, and explain why this residual amount would qualify as fair value.

Form 10-Q for the quarterly period ended June 30, 2007

Notes to Financial Statements

Note 6. Acquisitions, page 8

2.   You indicate in response to prior comment 4 that you cannot obtain the consent of your valuation firm. Any reference to an independent appraisal firm within the filing would require the inclusion of a consent report. Also, the firm should be identified and named within the filing. As such, tell how you will address this disclosure requirement in future filings.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief